UNI-PIXEL, INC.

July 20, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended, of Amendment No. 1 to the Registration Statement on Form S-3
SEC File No. 333-181656

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Uni-Pixel, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement, filed with the Commission on July 20, 2012.

The Amendment was filed inadvertently with an incorrect EDGAR tag, so that it is identified as a pre-effective amendment rather than as a post-effective amendment.  A new post-effective amendment to the Registration Statement will be re-filed as soon as practicable.  The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  No securities were sold under the Amendment.

If you have any questions regarding this application for withdrawal, please contact Mary Ann Sapone, counsel for the Registrant, at (707) 937-2059.

Very truly yours,

UNI-PIXEL, INC.

By:	/s/ Jeffrey W. Tomz
Jeffrey W. Tomz, Chief Financial Officer